SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 29, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Corporation	Publicly-held Corporation
Corporate Taxpayers’ Registry 76.535.764/0001-43	Corporate Taxpayers’ Registry 02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

1 - Brasil Telecom S.A. (“BrT”) and Brasil Telecom Participações S.A. (“BTP”), in compliance with Instruction 358, dated January 3, 2002, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), announce that the companies took notice that Techold Participações S.A. (“Techold”), alongside Timepart Participações Ltda. (“Timpepart”) and Telecom Itália International N.V. (“Telecom Italia”), as shareholders of Solpart Participações S.A. (“Solpart”), company which controls, directly, BTP, and, indirectly, BrT and 14 Brasil Telecom Celular S.A. (“BTC”) (BTC, in conjunction with BTP and BrT, hereafter denominated “Brasil Telecom Group”), entered into an Agreement on April 28, 2005, seeking the reestablishment of Telecom Italia’s original position in the controlling group of Brasil Telecom Group, condition which was temporarily suspended until pertinent regulatory issues were resolved, through the restoration of political rights and the repurchase of the shareholding interest sold to Techold and Timepart in August of 2002. On April 29, 2005, a copy of the 2nd Amendment to the Shareholders’ Agreement Consolidated on August 27, 2002 was filed at the headquarters of BrT and BTP.

2 – The aforementioned notice informs that Techold and Telecom Italia converted the totality of their preferred shares issued by Solpart into voting shares on April 28, 2005, pursuant to the by-laws of Solpart. Telecom Italia will nominate members of the Board of Directors of Solpart, BTP and BT, in accordance with the abovementioned shareholders’ agreement. This agreement was reached considering that the Merger Agreement and the Merger’s Protocol entered into with TIM Brasil Serviços e Participações S.A. (“TIM Brasil”) allow for the removal of legal issues that obstructed the restoration of Telecom Italia’s right of returning to the controlling group of Brasil Telecom Group.

3 - Techold, Timepart, Solpart, BTP, and BrT entered into an Agreement ending lawsuits and disputes between the companies, including reciprocal settlements, with respect to the return of Telecom Italia to the controlling group of Brasil Telecom Group.

4 – Brasil Telecom Group is to keep its shareholders and the general public informed about any material facts concerning current developments.

Brasília, Brazil, April 29, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer